# HYDRO HASH INC.

*(a Delaware corporation)*

Audited Financial Statements

For the inception period of December 3, 2021 through December 31, 2021



**INDEPENDENT AUDITOR'S REPORT**

January 17, 2022

To:      Board of Directors, HYDRO HASH INC.
Re:      2021 Financial Statement Audit

We have audited the accompanying financial statements of HYDRO HASH INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheet as of December 31, 2021, and the related statements of operations, members' equity/deficit, and cash flows for the inception period of December 3, 2021 (inception) through December 31, 2021, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations, members' equity/deficit and cash flows for the inception period of December 3, 2021 through December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has not yet commenced operations or raised capital which raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

January 17, 2022

**HYDRO HASH INC.**
**BALANCE SHEETS**
**As of December 31, 2021**
**See accompanying Independent Auditor's Report and Notes to the Financial Statements**

|  | December 31, 2021 | December 31, 2020 |
|---|---|---|
| **TOTAL ASSETS** | | |
| Current Assets | | |
| Cash and cash equivalents | $ 1,000 | |
| Total Current Assets | 1,000 | |
| | | |
| **TOTAL ASSETS** | **$ 1,000** | **N/A** |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Liabilities | | |
| Current Liabilities | | |
| Shareholder advances | $ 9,575 | |
| Total Current Liabilities | 9,575 | |
| | | |
| **TOTAL LIABILITIES** | **9,575** | **N/A** |
| | | |
| Common stock | - | |
| Retained deficit | (8,575) | |
| | | |
| **TOTAL SHAREHOLDERS' EQUITY** | **(8,575)** | **N/A** |
| | | |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | **$ 1,000** | **N/A** |


**HYDRO HASH INC.**
**STATEMENT OF OPERATIONS AND SHAREHOLDERS' EQUITY**
**Inception period of December 3, 2021 through December 31, 2021**
**See accompanying Independent Auditor's Report and Notes to the Financial Statements**


| | Dec. 3, 2021 – Dec. 31, 2021 | 2020 |
|---|---|---|
| Revenues, net | $ - | |
| Less: Cost of goods sold | - | |
| Gross Profit | - | N/A |
| | | |
| Operating Expenses: | | |
| None | 8,575 | |
| Total Operating Expenses | 8,575 | |
| | | |
| Net Loss | $ (8,575) | N/A |
| | | |
| SHARHOLDERS' EQUITY, Beginning of period | - | |
| Contributions/(Distributions) | - | |
| Net Income/(Loss) | (8,575) | |
| SHAREHOLDERS' EQUITY, End of period | (8,575) | N/A |

## HYDRO HASH INC.
## STATEMENT OF CASH FLOWS
### Inception period of December 3, 2021 through December 31, 2021
### See accompanying Independent Auditor's Report and Notes to the Financial Statements

| | Dec. 3, 2021 – Dec. 31, 2021 | 2020 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net Loss | $ (8,575) | |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| None | - | |
| Changes in operating assets and liabilities: | | |
| None | - | |
| Net Cash Used In Operating Activities | (8,575) | N/A |
| | | |
| **Cash Flows From Investing Activities** | | |
| None | - | |
| Net Cash Used In Investing Activities | - | N/A |
| | | |
| **Cash Flows From Financing Activities** | | |
| Advances from shareholder(s) | 9,575 | |
| Net Cash Provided By Financing Activities | 9,575 | N/A |
| | | |
| Net Change In Cash | 1,000 | N/A |
| | | |
| Cash at Beginning of Period | - | |
| Cash at End of Period | $ 1,000 | N/A |

**HYDRO HASH INC.**
**NOTES TO THE FINANCIAL STATEMENTS**
**Inception period of December 3, 2021 through December 31, 2021**
**See accompanying Independent Auditor's Report**

## NOTE 1 – NATURE OF OPERATIONS

HYDRO HASH INC. (which may be referred to as the "Company," "we," "us," or "our") was formed in Delaware on December 3, 2021. The Company applies liquid cooling features to computers used for cryptocurrency mining operations.

As of December 31, 2021, the Company had little working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from a securities offering campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has selected December 31 as the year end as the basis for its reporting.

Although the Company was not established until December 3, 2021, the Company has chosen to present "N/A" or "not applicable" for the fiscal period preceding the Company's inception.

*Use of Estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions, and contingencies.

*Risks and Uncertainties*
The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

*Cash and Cash Equivalents*
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of currency held in the Company's checking account. As of December 31, 2021, the Company had $1,000 cash on hand.

*Receivables and Credit Policy*
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms,

primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2021, the Company did not have any outstanding accounts receivable.

*Property and Equipment*
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets. As of December 31, 2021, the Company had recorded no fixed asset acquisitions and no depreciation.

*Intangible Assets*
The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of the assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2021, the Company had no fixed assets.

*Capitalized Development Costs*
Developed costs are capitalized at cost. Expenditures for renewals and improvements or continued development (including payroll) are capitalized. Once commercial feasibility is procured, the balance of capitalized development costs will be amortized over three years.

The Company reviews the carrying value of capitalized development costs for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. As of December 31, 2021, the Company had not incurred any capitalized development costs.

*Deferred Offering Costs*
The Company complies with the requirements of ASC 340-10. The Deferred Offering Costs of the Company consist solely of legal and other fees incurred in connection with the capital raising efforts of the Company. Under ASC 340-10, costs incurred are capitalized until the offering whereupon the offering costs are charged to members' equity or expensed depending on whether the offering is successful or not successful, respectively. As of December 31, 2021, the Company had not recorded any deferred offering costs.

*Income Taxes*
The Company is treated as a partnership for federal and state income tax purposes, with income taxes payable personally by the members. Accordingly, no provision has been made in these financial statements for federal and state income taxes for the Company. As a limited liability company, each member's liability is limited to amounts reflected in their respective member equity accounts in accordance with the Operating Agreement. The income allocable to each member is subject to examination by federal and state taxing authorities. In the event of an examination of the income tax returns, the tax liability of the members could be changed if an adjustment in the income is ultimately determined by the taxing authorities. Certain

transactions of the Company may be subject to accounting methods for income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for income tax purposes may differ from net income in these financial statements.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

*Revenue Recognition*
Starting with inception, the Company adapted the provision of ASU 214-09 Re3vneue from Contracts with Customers ("ASC 606"). ASC 606 provides a five-step model for recognizing revenue from contacts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

While the Company has not yet earned any revenue, the Company intends to earn revenue through the services offered through its financial technology platform of oil and gas issuers.

*Advertising Expenses*
The Company expenses advertising costs as they are incurred.

*Organizational Costs*
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

*Recent Accounting Pronouncements*
In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

**NOTE 3 – INCOME TAX PROVISION**

The Company will file a corporate income tax return for the period ending December 31, 2021. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it was filed.

**NOTE 4 – COMMITMENTS AND CONTINGENCIES**

*Legal Matters*
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or founders.

*Lease Agreement*
The Company has not entered any lease agreements as of the balance sheet date.

**NOTE 5 – MEMBERS EQUITY**

The Company is authorized to issue up to 15,000,000 shares of common stock.

**NOTE 6 – GOING CONCERN**

These financial statements are prepared on a going concern basis. The Company began operation in 2021 and has limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

**NOTE 7 – RELATED PARTY TRANSACTIONS**

The Company does not have any related party transactions as of the date of the balance sheet.

**NOTE 8 – SUBSEQUENT EVENTS**

*Regulation CF Securities Offering*
The Company is intending to offer common equity in a securities offering planned to be exempt from SEC registration under Regulation CF. The Company intends to offer up to the maximum amount allowed under Regulations CF. The Company has engaged with various advisors and other professionals to facilitate the offering who are being paid customary fees and equity interests for their work.

*Management's Evaluation*
Management has evaluated subsequent events through January 17, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which required adjustment or disclosure in the financial statements.